August 23, 2012

Via EDGAR Filing

Mr. Kevin Woody

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC 20549

Re:	Corporate Property Associates 16 – Global Incorporated
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-32162

Dear Mr. Woody:

This letter is submitted on behalf of Corporate Property Associates 16 – Global Incorporated (“CPA®:16 – Global”), in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated August 13, 2012. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Form 10-K (the “Report”).

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 24

Financial Highlights, page 24

1.	In future filings, please present ‘Cash flow used in investing activities’ and ‘Cash flow provided by financing activities’ when you present ‘Cash flow from operating activities.’ Please refer to Item 10(e) of Regulation S-K.

Response:

CPA®:16 – Global will prospectively revise in future filings its ‘Financial Highlights’ to present cash flow provided by or used in investing activities and financing activities.

U.S. Securities and Exchange Commission

August 23, 2012

Page Two

Results of Operations, page 28

2.	We note that you have ownership interests as of December 31, 2011 in two equity investments with ownership percentages in excess of 50 percent. Please tell us how you determined it was appropriate to account for these investments using the equity method and reference the authoritative accounting literature relied upon.

Response:

Properties Leased to Advanced Micro Devices, Inc.

CPA®:16 – Global’s investment in the properties leased to Advanced Micro Devices, Inc. is an unincorporated investment in real property owned by undivided interests subject to joint control by the owners, which are described as “tenancy-in-common” interests in the Report. CPA®:16 – Global accounts for this investment in accordance with guidance in ASC 970-323-25-12, Real Estate – General, which requires that real estate ventures with ownership in the form of undivided interests that are subject to some level of joint control be presented in the same manner as investments in non-controlled partnerships.

Properties Leased to Lifetime Fitness, Inc. and Town Sports International Holdings, Inc.

CPA®:16 – Global is not the managing member of the investee entity that has leased properties to Lifetime Fitness, Inc. and Town Sports International Holdings, Inc. CPA®:16 – Global referred to guidance under ASC 810-10-15-10(a)1(iv), Consolidation – Scope and Scope Exceptions, whereby the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by the approval or veto rights granted to the minority shareholder. The investee’s operating agreement provides the minority shareholder, as the managing member, with decision making rights over acquisition, financing/refinancing, disposition and leasing, etc. CPA®:16 – Global determined that such rights effectively allow the minority shareholder to participate in significant decisions that would be expected to be made in the ordinary course of business. Accordingly, CPA®:16 – Global concluded that it would not be appropriate to consolidate the entity and records its investment in the entity as an equity method investment.

Financial Condition, page 35

Cash Requirements, page 37

3.	We note the amount of cash held in foreign subsidiaries at December 31, 2011. Please tell us, and disclose in future periodic reports if material, the potential tax liability if such amounts were repatriated.

Response:

CPA®:16 – Global, which is effectively taxed as a pass-through entity as a result of its status as a real estate investment trust, includes its foreign earnings on a current basis in its U. S. Federal tax returns and also records local income taxes on a current basis for the jurisdictions in which it does business. Accordingly, there are no untaxed foreign earnings which would be subject to income

U.S. Securities and Exchange Commission

August 23, 2012

Page Three

taxes upon repatriation. The potential “restrictions and significant costs” referred to in the referenced disclosure relate to (i) withholding taxes imposed by certain jurisdictions in which we do business such as Thailand and Malaysia; however, these exposures are immaterial and (ii) certain statutory capitalization rules which may limit or impose penalties upon the amount of cash we can distribute from a foreign entity to the extent such withdrawals exceed any such limitations; however, we do not have any current plans or requirements to make any such distributions. If such plans change and the related exposure becomes material, we will revise our future filings to clarify our disclosure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 50

Foreign Currency Exchange Rate Risk, page 51

4.	In future periodic filings, please provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Euro given its significant impact to your operations. Refer to Item 305(a)(1)(ii)(A) of Regulation S-K. Alternatively, if you believe you have no exposure to impacts of changes in foreign currency exchange rates for the currencies noted above, please provide us an analysis supporting your conclusion.

Response:

CPA®:16 – Global will prospectively revise in future filings its ‘Quantitative and Qualitative Disclosures About Market Risk’ discussion to present a sensitivity analysis reflecting our exposure to significant foreign currencies.

Form 10-Q for interim period ended June 30, 2012

Item 1. Financial Statements, page 2

Notes to Consolidated Financial Statements, page 8

Intangible Assets and Liabilities, page 13

5.	Please disclose a table of acquired intangible assets indicating the total amount assigned and the amount assigned to any major intangible asset class in accordance with ASC Topic 350-30-50-1.a.

Response:

CPA®:16 – Global respectfully advises the staff that there were no acquisitions of intangible assets during the six months ended June 30, 2012 and, therefore, such disclosure was not required.

U.S. Securities and Exchange Commission

August 23, 2012

Page Four

In responding to the Staff’s comments CPA®:16 – Global acknowledges that:

•	CPA®:16 – Global is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CPA®:16 – Global may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Kathleen L. Werner, Esq. of Clifford Chance US LLP, counsel to Corporate Property Associates 16 – Global Incorporated, at (212) 335-4522.

Very truly yours,

/s/ Mark J. DeCesaris

Mark J. DeCesaris

cc:	Paul Marcotrigiano, Esq.
W. P. Carey & Co. LLC

Kathleen L. Werner, Esq.
Audrey S. Leigh, Esq.
Clifford Chance US LLP